Exhibit 77K

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On June 8, 2006, Ernst & Young LLP ("E&Y") resigned as the
Company's independent registered public accounting firm.
The Company's Board of Directors, through its Audit
Committee, is currently in the process of selecting a new independent registered public accounting firm.

During the two most recently completed fiscal years, E&Y's audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified as to uncertainty, audit scope or accounting principles.

Further, during the two most recently completed fiscal years and the current fiscal year through June 8, 2006, there were no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the disagreement in its reports.